The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Pricing Supplement Dated November 12, 2002

Filed Pursuant to
Rule 424(b)(3)
File No. 333-55864

PRICING SUPPLEMENT NO. 23 DATED
NOVEMBER    , 2002 TO PROSPECTUS
DATED FEBRUARY 26, 2001 AND PROSPECTUS
SUPPLEMENT DATED OCTOBER 31, 2001

BOEING CAPITAL CORPORATION

Series XI Medium-Term Notes
Due Nine Months or More from Date of Issue

        Except as set forth herein, the Series XI Medium-Term Notes offered hereby (the "Notes") have such terms as are described in the accompanying Prospectus dated February 26, 2001, as amended and supplemented by the Prospectus Supplement dated October 31, 2001 (the "Prospectus").

Aggregate Principal Amount:	$
Original Issue Date (Settlement Date):	November , 2002
Stated Maturity Date:
Interest Rate:	%
Interest Payment Dates:	and commencing , 2003
Type of Notes Issued:	☒ Senior Notes ☐ Subordinated Notes	☒ Fixed Rate Notes ☐ Floating Rate Notes
Optional Redemption:	☒ Yes. See "Optional Redemption" below ☐ No
CUSIP Number:
Moody's Rating:	A3
S&P Rating:	A+

PURCHASE AS AGENT

        This Pricing Supplement relates to $            aggregate principal amount of Notes that are being purchased, as Agent, by Banc of America Securities LLC and J.P. Morgan Securities Inc.                    (collectively "the Agents"). Net proceeds payable by the Agents to Boeing Capital Corporation (the "Company") will be         % of the aggregate principal amount of the Notes, or $        before deduction of expenses payable by the Company. In connection with the sale of the Notes, the Agents may be deemed to have received compensation from the Company in the form of underwriting discounts in the aggregate amount of        % or $            .

        The Company is offering these Notes ultimately to purchasers of pass-through certificates of the Core Investment Grade Bond Trust I offered simultaneously herewith through Core Bond Products LLC, as depositor of the Core Investment Grade Bond Trust I, utilizing the services of Banc of America Securities LLC and J.P. Morgan Securities Inc. as the Company's agents. Each of Banc of America Securities LLC and J.P. Morgan Securities Inc. is a statutory underwriter within the meaning of the Securities Act of 1933.

Banc of America Securities LLC	JPMorgan

Optional Redemption

        The Notes will be redeemable at any time, at the Company's option, in whole or in part, on not less than 30 nor more than 60 days' prior notice, prior to their maturity at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus    basis points plus accrued interest thereon to the date of redemption. If money sufficient to pay the redemption price of and accrued interest on all of the Notes to be redeemed on the redemption date is deposited with the trustee or a paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such date, interest will cease to accrue on the Notes called for redemption.

        "Treasury rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

        "Comparable treasury issue" means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes to be redeemed.

        "Independent investment banker" means one of the reference treasury dealers appointed by the trustee after consultation with the Company.

        "Comparable treasury price" means, with respect to any redemption date, (A) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or (B) if the trustee obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

        "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

        "Reference treasury dealer" means each of Banc of America Securities LLC and J.P. Morgan Securities Inc. or their affiliates that are primary United States Government securities dealers and their respective successors and three other primary United States Government securities dealers in New York City, referred to as primary treasury dealers, selected by the Company. If either Banc of America Securities LLC or J.P. Morgan Securities Inc. shall cease to be a primary treasury dealer, the Company will substitute another primary treasury dealer.

        Holders of record on a record date that is on or prior to a redemption date will be entitled to receive interest on the interest payment date.

        In the case of any partial redemption, selection of the Notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate.